NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of Reuters Group PLC (“the company”) will be held at Gibson Hall, 13 Bishopsgate, London EC2M 4QB on Tuesday 24 April 2001 at 11.30 a.m. to consider the following business:

A. Ordinary Business

Ordinary Resolutions

To consider and, if thought fit, to pass the following resolutions 1-12 which will be proposed as ordinary resolutions:

1. To receive the report of the directors and audited financial statements of the company for the year ended 31 December 2000.

2. To declare a dividend.

3. To re-elect as a director Peter Job, who retires by rotation and offers himself for re-election.

4. To re-elect as a director Roberto Mendoza, who retires by rotation and offers himself for re-election.

5. To re-elect as a director Richard Olver, who retires by rotation and offers himself for re-election.

6. To re-elect as a director Sir Christopher Hogg, who retires by rotation and offers himself for re-election.

7. To re-elect as a director Thomas Glocer, who retires having been appointed by the Board since the last annual general meeting of the company and offers himself for re-election.

8. To re-elect as a director David Grigson, who retires having been appointed by the Board since the last annual general meeting of the company and offers himself for re-election.

9. To re-elect as a director Ian Strachan, who retires having been appointed by the Board since the last annual general meeting of the company and offers himself for re-election.

10. To re-appoint PricewaterhouseCoopers as auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company.

11. To authorise the directors to fix the remuneration of the auditors.

12. That the authority to allot relevant securities conferred on the directors by Regulation 11(A) of the company’s articles of association be and is hereby granted for the period beginning on the date this resolution is passed and ending at the conclusion of the next annual general meeting or on 24 July 2002 (whichever is the earlier) and for such period the section 80 amount shall be £128,175,363.

Special Resolution
To consider and, if thought fit, to pass the following resolution 13 which will be proposed as a special resolution:

13. That the power to allot equity securities as if section 89(1) of the Companies Act 1985 did not apply conferred on the directors by Regulation 11(B)(2) of the company’s articles of association be and is hereby granted for the period beginning on the date this resolution is passed and ending at the conclusion of the next annual general meeting or on 24 July 2002 (whichever is the earlier) and for such period the section 89 amount shall be £17,864,344.

B. Special Business

Special Resolutions
To consider as special business and, if thought fit, to pass the following resolutions 14 and 15 which will be proposed as special resolutions:

14. That the company be authorised to make market purchases (as defined in section 163(3) of the Companies Act 1985) of up to 142,914,752 ordinary shares of 25p each in the capital of the company at prices not less than 25p per share nor more than a price per share being 5% above the average of the closing middle market prices taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made, such authority to expire at the conclusion of the annual general meeting of the company in 2002 or, if earlier, on 24 July 2002 but so that the company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

15. That the amendments to the articles of association of the company set out in the Appendix to this notice of meeting be and are now approved and adopted.

Any member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the company. A form of proxy is enclosed which shareholders are invited to complete and return in accordance with the instructions on it. The lodging of a form of proxy will not prevent the member from attending the meeting and voting in person.

By order of the Board

Rosemary Martin, Company Secretary
16 February 2001

Registered Office:	85 Fleet Street London EC4P 4AJ

EXPLANATORY NOTES

Resolution 1 — Accounts
English company law requires the directors to present the accounts of the company to a general meeting of shareholders.

Resolution 2 — Dividend
The directors are recommending a final dividend of 12.35p per ordinary share, payable on 26 April 2001 to shareholders on the register as at 16 March 2001. Shareholder approval is required before this dividend can be paid.

Resolutions 3, 4, 5 & 6 — Re-election of directors retiring by rotation
One-third of the directors must retire each year, though they may offer themselves for re-election. This year, Peter Job, Roberto Mendoza, Richard Olver and Sir Christopher Hogg are retiring and seeking re-election. For biographical details, please see pages 12 and 13 of the company’s Annual Report and Form 20-F 2000 and page 24 of the company’s 2000 Annual Review. Roberto Mendoza, Richard Olver and Sir Christopher Hogg are members of the Remuneration, Nomination and Audit Committees. Richard Olver is chairman of the Audit Committee and Sir Christopher Hogg is chairman of the Board and the Nomination Committee.

Resolutions 7, 8 & 9 — Re-election of directors appointed by the Board
Thomas Glocer, 41, having been appointed by the Board in June 2000 is required to retire at the next annual general meeting and offer himself for re-election by the shareholders. In December 2000 the company announced the appointment of Tom Glocer as Chief Executive with effect from July 2001 when he will replace Peter Job who will retire from the company when he reaches 60. Until 31 December 2000 Tom Glocer was Chief Executive Officer of Reuters Information division and of Reuters America Inc. In October 1998, he assumed responsibility for managing the operations of Reuters Information in North and South America and acted as Reuters senior company officer for the Americas. He joined Reuters in September 1993 as a member of the legal department and a year later became General Counsel of Reuters America. Tom Glocer joined the company from the law firm Davis Polk & Wardwell for whom he worked in New York, Paris and Tokyo. He is a non-executive director of Instinet Group LLC (a Reuters subsidiary), Giant Bear Inc and of the New York City Investment Fund.

David Grigson, 46, having been appointed by the Board in August 2000 is required to retire at the next annual general meeting and offer himself for re-election by the shareholders. David Grigson joined Reuters in August 2000 as Finance Director, having previously been finance director of Emap plc since 1989. Prior to joining Emap, he worked for Saatchi & Saatchi including three years working in the USA and for Esso UK.

Ian Strachan, 57, having been appointed by the Board in May 2000 is required to retire at the next annual general meeting and offer himself for re-election by the shareholders. Ian Strachan was appointed Deputy Chairman of Invensys plc in 1999 and retired on 31 March 2000 following the integration of BTR and Siebe. He was Chief Executive Officer and an executive director of BTR plc from 1996 to 1999. He was Chief Financial Officer of Rio Tinto plc (formerly RTZ plc) from 1987 to 1991 and Deputy Chief Executive Officer from 1991 to 1995. He was a non-executive director of Commercial Union plc from 1990 to 1996. From 1986 to 1987 he was Chief Financial Officer of Johnson & Higgins, a US insurance broker. Prior to that he spent 16 years with Exxon Corporation. Ian Strachan is a non-executive director of Instinet Group LLC and a non-executive director of Transocean Sedco Forex. He is a member of the Remuneration, Nomination and Audit Committees.

All other directors have offered themselves for re-election within the last three years at previous annual general meetings of the company.

Resolution 10 — Re-appointment of auditors
The company’s independent auditors must be appointed each year at the annual general meeting. The directors have recommended retaining PricewaterhouseCoopers.

Resolution 11 — Auditors’ remuneration
Resolution 11 authorises the directors to fix the auditors’ remuneration.

Resolution 12 — Issues of shares by the directors
Resolution 12 seeks to renew the directors’ authority to issue the authorised but unissued capital of the company up to a maximum of £128,175,363, being the aggregate of one-third of the total ordinary share capital in issue at 31 December 2000 and the amount of share capital that would be issued on exercise of employee share options outstanding at that date.

Resolution 13 — Disapplication of pre-emption
To comply with section 89 of the Companies Act 1985, resolution 13 seeks to renew the directors’ authority to issue a limited number of shares for cash without first offering them to existing shareholders. This authority is limited to £17,864,344 of share capital, which represents 5% of the company’s issued ordinary share capital at 31 December 2000.

The directors consider that it is in the best interests of the company that they should have the flexibility conferred by these authorities, although they have no present intention to make any further issue of shares for cash, other than to issue small numbers of ordinary shares to US employee share option holders to round up their share entitlements to the multiples of ordinary shares required for the issue of American Depositary Shares and to issue shares to participants of certain employee share option schemes which were operated by Reuters Holdings PLC on exercise of their options. The authorities will lapse 15 months after the annual general meeting or at the conclusion of the 2002 annual general meeting, whichever is the earlier.

Resolution 14 — Purchase of own shares by the company
This resolution renews for up to 15 months authority for the company to buy its own shares in the market, limits the number of shares which could be purchased to 10% of the total issued ordinary share capital at 31 December 2000 and sets minimum and maximum prices. This authority would only be exercised if market conditions made it advantageous to do so. The effect of any such purchases would be to reduce the number of shares in issue and the directors would accordingly only make such purchases after considering the effect on earnings per share and the benefits for shareholders generally.

Resolution 15 — Alterations to the company’s articles of association
This resolution amends the articles of association of the company:

•	to allow the company to communicate electronically with its shareholders (following the coming into force of the Companies Act 1985 (Electronic Communications) Order 2000 on 22 December 2000) including in relation to the distribution of the annual report and accounts, notice of meetings and instruments of proxy and enabling members to appoint proxies electronically or by some other data transmission process; and

•	to take into account the new standard settlement period (adopted with effect from 5 February 2001 by the London Stock Exchange) of three rather than five days for trades in domestic and corporate fixed interest securities.

NOTES:
1. Copies of service contracts of executive directors will be available for inspection at the registered office of the company during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until the close of the annual general meeting and at the place of the meeting for at least 15 minutes before and during the meeting.

2. Only those shareholders registered in the register of members of the company as at 11.30 a.m. on 22 April 2001 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend or to vote at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 11.30 a.m. on 22 April 2001 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3. The Chairmen of the Audit, Remuneration and Nomination Committees will be present at the meeting to answer questions.

4. The results of the voting at the annual general meeting will be available after the meeting on the company’s website www.about.reuters.com

APPENDIX
The changes to the articles of association to allow the company to communicate electronically with its shareholders and to take into account the new standard settlement period, as set out in Resolution 15 in the notice of meeting are as follows:

(A)	the adoption and inclusion, in alphabetical order, of the following new definitions in Regulation F.2(I):

“address — in relation to electronic communications, includes any number or address used for the purpose of such communications;

electronic signature — anything in electronic form which the Directors require to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication”;

(B)	deleting the definition of “in writing” from Regulation F.2(I);

(C)	the adoption and inclusion of the following new paragraphs as paragraphs (F), (G) and (H) and the renaming of subsequent paragraphs in Regulation F.2(II):

“(F)	References to a document being ‘signed’ or to ‘signature’ include references to it being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an electronic signature;

(G)	References to ‘writing’ and to any form of ‘written’ communication include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular Regulation or where permitted by the Directors in their absolute discretion but exclude such method in respect of consent or notices given to or by the Founders Share Company;

(H)	If the Founders Share Company is to give or to be given any notice pursuant to these Regulations then, even if that notice is given electronically or otherwise in accordance with the Act or the Electronic Communications Act 2000, such notice must also be given in writing and be delivered personally and will be deemed delivered when the written notice would be deemed to be delivered to the Founders Share Company in accordance with Regulation F.146”;

(D)	the insertion of the word “postal” before the word “address” in paragraphs (A)(1) and (2) in Regulation 55;

(E)	the adoption and inclusion of the words “or be sent” after the word “receive” in Regulations F.22(B) and 102(C);

(F)	deleting the current wording in Regulation F.58(A) and substituting the words:

“(A)	Periods of notice for General Meetings
An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution, or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty one days’notice in writing at the least, and any other Extraordinary General Meeting by fourteen days’notice in writing at the least. In this Regulation references to written notice include the use of electronic communications and publication on a web site in accordance with the Act and the Electronic Communications Act 2000. The period of notice shall in each case be exclusive of the day on which it is served or in the case of an electronic communication, the day it is received or deemed to be served or received and of the day on which the meeting is to be held and shall, subject as provided in paragraph (B) of this Regulation F.58, be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Regulations entitled to receive such notices from the Company. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(1)	in the case of an Annual General Meeting by all the members entitled to attend and vote thereat which for this purpose shall include the Founders Share Company; and

(2)	in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right, and by the Founders Share Company.”;

(G)	the adoption and inclusion of the words “In this Regulation references to notice include the use of electronic communications and publications on a web site in accordance with the Act and the Electronic Communications Act 2000,” at the end of Regulations F.20(B) and (C), F.63(B), F.64(B) and (C) and 103(B);

(H)	the adoption and inclusion of the words “In this Regulation references to in writing include the use of electronic communications subject to any terms and conditions decided on by the Directors.” at the end of Regulations 82 and 102(A) and as a new paragraph (F) at the end of Regulation 109;

(I)	the adoption and inclusion of the words “In this Regulation references to notice and to in writing include the use of electronic communications subject to any terms and conditions decided on by the Directors.” at the end of Regulations F.17, 94, 97 and 99;

(J)	the adoption and inclusion of the words “In this Regulation references to notices include the use of electronic communications and publications on a web site in accordance with the Act and the Electronic Communications Act 2000,” at the end of Regulation 102(C);

(K)	deleting the words “in writing” in Regulations 42 and 20(B) and (C)(2);

(L) deleting the current wording in Regulation F.79 and substituting the words:

“	F.79	Requirements as to form of appointment of proxy The appointment of a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve:

(A)	in the case of an individual shall be signed by the appointor or his attorney; and

(B)	in the case of a corporation shall be either executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in the case of the Founders Share Company may be signed by any one of the Reuter Trustees.

The signature on such appointment need not be witnessed. Where an appointment of a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the appointment of the proxy pursuant to the next following Regulation, failing which the chairman of the meeting may treat the instrument as invalid. In this Regulation references to in writing include the use of electronic communications subject to any terms and conditions decided on by the Directors.”;

(M)	deleting the current wording in Regulation 80 and substituting the words:

“	80.	Procedure for appointment of proxy
An appointment of a proxy which is not contained in an electronic communication must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. An instrument of proxy which is contained in an electronic communication must be received at an address specified for the purpose of receiving electronic communications in the notice of the meeting or in the appointment of a proxy itself not less than forty eight hours before the time appointed for the holding of the meeting or adjourned meeting (or in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Provided that an appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered or, in the case of an electronic communication, when it is received for the purposes of any meeting shall not require again to be delivered or received for the purposes of any subsequent meeting to which it relates. When two or more valid but differing instruments of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. The appointment of a proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll in which case no proxy shall be entitled to attend or vote in place of that member.”;

(N)	deleting the words “An instrument appointing” and substituting the words “The appointment of” in Regulation 81;

(O)	deleting the words “at any time in writing under his hand and” and substituting the words “by signed notice in writing” and the adoption and inclusion of the words “or received” after the word “delivered” in Regulation 102(A);

(P)	the adoption and inclusion of the words “For the purposes of this Regulation references to a document being sent includes using electronic communications and publication in a web site in accordance with the Act and the Electronic Communications Act 2000,” at the end of Regulations F.22(B) and 143;

(Q)	deleting the current wording in Regulation F.146 and substituting the words:

“	F.146	Mode of delivery of notices; when notices deemed served
Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, if any, within the United Kingdom supplied by him to the Company as his address for service of notices, or by delivering it to such address addressed as aforesaid. In the case of a member holding Certificated Shares registered on a branch Register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch Register is maintained. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty four hours (or, where second class mail is employed, forty eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Provided always that every notice or other document which is required to be served or delivered, or capable of being delivered to the Founders Share Company shall, so long as the Founders Share Company has a registered address within fifteen miles of Charing Cross, be personally delivered to the Founders Share Company at that address. The accidental failure to send, or the non receipt by any person entitled to any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding, unless the person so entitled is the Founders Share Company. A notice or document (other than a notice or document to be served on or delivered to the Founders Share Company) not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left. Where appropriate the Company can also send any notice or other document by using electronic communications and by publication on a web site in accordance with the Act and the Electronic Communications Act 2000. If a notice or document is sent by the Company using a form of electronic communication it is treated as being received twenty four hours after the time it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. Any notice given electronically or otherwise in accordance with the Act or the Electronic Communications Act 2000 to or by the Founders Share Company pursuant to these Regulations must also be given in writing and be delivered personally and will only be deemed delivered to the Founders Share Company for the purposes of this Regulation F.146 when written notice would be deemed to be delivered in accordance with this Regulation.”;

(R)	the adoption and inclusion of the words “A person who is entitled by transmission to a share, upon supplying the Company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share.” at the end of Regulation 147;

(S)	deleting the current wording in Regulation 149 and substituting the words:

“	149.	Persons entitled following death or bankruptcy entitled to delivery of notices pending registration
A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Alternatively, a person who is entitled to that member’s shares by law and who proves this to the reasonable satisfaction of the Directors, can give the Company an address for the purposes of electronic communication. If this is done, notices or documents may be sent to him at that address, but, this will be at the absolute discretion of the Directors. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Regulations, shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first named joint holder.”; and

(T)	deleting the word “five” and substituting the word “three” in Regulation 141(D).